

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2011

Mr. Elie Farah
President and Chief Financial Officer
Transition Therapeutics, Inc.
101 College Street, Suite 220
Toronto, Ontario, Canada
M5G 1L7

> **Re:** **Transition Therapeutics, Inc.**
> **Form 20-F**
> **Filed September 28, 2010**
> **File No. 001-33514**

Dear Mr. Farah:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 3. Key Information
D. Risk Factors, page 4

1. On page 12 you disclose that greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. Please provide proposed disclosure for future filings of risk factor disclosure relating to the above serious adverse events, including the dates of each of the nine deaths, and all other serious adverse events related to your products and potential risks and litigation to the company from those events.

Item 4. Information on the Company
Business of the Corporation
Intellectual Property
Patent Protection, page 19

2. You disclose that you hold rights to 37 patent families relating to your technology and you possess or exclusively license 44 issued patents. In addition, you have provided a description of two patents related to ELND005 (AZD-103). Please confirm that the two patents described on page 19 are your only material patents. Alternatively, please provide proposed disclosure for future filing of each of your material patents, including the product to which the patent relates and the jurisdiction and expiration date of the patent.

Strategic Collaborations, page 21

3. Please provide proposed disclosure to be included in future filings discussing the duration and termination provisions of the collaboration agreement with Elan and the licensing and collaboration agreement with Eli Lilly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170, Jenny Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director